EXHIBIT 99.8



FOR IMMEDIATE RELEASE:


                  SUNBEAM CORPORATION NAMES TWO NEW EXECUTIVES

         FORT LAUDERDALE, FL - September 16, 1996 - Sunbeam Corporation (NYSE:SOC) announced today, in conjunction with its rapid assembly of a highly focused management team, that it has named Lee Griffith to the position of Vice President, Sales, and R. Dixon Thayer to the position of Vice President, International. Both men will report to Newt White, Sunbeam's Executive Vice President, Consumer Products Worldwide.
         Mr. Griffith, who will be responsible for Sunbeam's newly centralized sales organization, joins the Company from Scott Paper Limited of Canada, where he served as President and Chief Executive Officer since January, 1995. During his tenure, he more than doubled shareholder value at that Company while achieving record sales and earnings results. Lee had previously worked for Scott Paper Company as Vice President, Consumer Sales for North America where he also achieved record sales results. Prior to that position, he was responsible for Scott Paper's Consumer Product Sales in the United States.
         Mr. Thayer will be responsible for all International operations and will lead the new global expansion effort at Sunbeam. Prior to joining Sunbeam, Dixon was Vice President, Global Research, Development Engineering and Global Growth for Kimberly Clark (and Scott Paper Company pre-merger) for that Company's multi-billion dollar worldwide commercial business. He was a leader in geographic expansion initiatives into South America, Asia Pacific, South Africa and Eastern Europe and has also lived in various cities in Europe and Mexico. Dixon has previously held numerous executive positions at Scott Paper, including Vice President responsible for that Company's European Commercial business and Vice President, Worldwide Business Strategy and Integration.
         Albert J. Dunlap, the Company's Chairman and Chief Executive Officer, stated, "Both Lee and Dixon have worked closely with me in the past and are proven, highly successful leaders" Mr. Dunlap added, "With the additions of these men, the assembly of Sunbeam's new, highly focused senior management team is close to completion."

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         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


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         Pete Judice                      John DeSimone
         (212) 614 - 4506                 Sunbeam Corporation
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